Exhibit 12(c)

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						March 31,
	2000	2001	2002	2003	2004	2005

Earnings, as defined:
Income before income taxes	$210,701	$189,860	$10,525	$25,459	$48,213	$48,069
Adjust for distributed income of equity
investees	(3,116)	(1,620)	(2,544)	(20,536)	26,616	21,630
Equity in loss of equity method
investments	186	296	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(1,468)	(612)	(211)	(435)	(48)	(20)
Supplemental fixed charges and	75,800	86,818	64,257	69,679	67,654	67,565
Preferred dividends, as below
Total earnings, as defined	$282,103	$274,742	$72,027	$74,167	$142,435	$137,244

Fixed charges, as defined:
Interest charges	$63,339	$75,305	$60,031	$64,813	$61,269	$61,973
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,886	8,142	857	1,915	3,216	2,531
Rental interest factor	1,036	1,587	1,770	1,406	1,652	1,559
Total fixed charges	$73,261	$85,034	$62,658	$68,134	$66,137	$66,063

Supplemental increment to fixed charges *	2,539	1,784	1,599	1,545	1,517	1,502

Supplemental fixed charges	75,800	86,818	64,257	69,679	67,654	67,565
Preferred dividends requirements	-	-	-	-	-	-

Total combined supplemental

	$75,800	$86,818	$64,257	$69,679	$67,654	$67,565

Supplemental ratio of earnings to
combined fixed charges and preferred
Dividends	3.72x	3.16x	1.12x	1.06x	2.11x	2.03x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.